SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 5)

SUNGARD DATA SYSTEMS INC.

(Name of the Issuer)

SunGard Data Systems Inc.

Cristóbal Conde

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

867363103

(CUSIP Number of Class of Securities)

SunGard Data Systems Inc.

Attention: Lawrence A. Gross, Esq.

680 East Swedesford Road

Wayne, Pennsylvania 19087

(484) 582-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

Clare O’Brien, Esq. Creighton O’M. Condon, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000	Howard L. Shecter, Esq. Robert J. Lichtenstein, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 (212) 309-6000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$11,042,657,740	$1,299,720

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 290,339,403 shares of common stock of SunGard Data Systems Inc. (“SunGard”) and (ii) $36.00 and (b) the product of (i) 47,009,493 shares of common stock of SunGard subject to currently outstanding options and (ii) the excess of $36.00 over $23.44, the weighted average exercise price with respect to such options.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,300,000

Form or Registration No.: Schedule 14A

Filing Party: SunGard Data Systems Inc.

Date Filed: April 12, 2005

Introduction

This Amendment No. 5 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed by (1) SunGard Data Systems Inc., a Delaware corporation (the “Company”), the issuer of common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction and (2) Cristóbal Conde, an individual, the chief executive officer and a director of the Company. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Statement.

Item 15. Additional Information

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

(b)	Other Material Information. On July 28, 2005, at the annual meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp., a Delaware corporation (“Merger Co”), and the Company (the “Merger Agreement”).

On August 11, 2005, the merger of Merger Co with and into the Company (the “Merger”) was consummated, with the Company being the surviving corporation of the Merger.

At the effective time of the Merger, each share of Common Stock issued and outstanding (other than shares held in the treasury of the Company, owned by Merger Co or any direct or indirect wholly owned subsidiary of Merger Co or the Company or held by stockholders who were entitled to and who properly exercised appraisal rights under Delaware law) was converted into the right to receive $36.00 in cash. Immediately prior to the effective time of the Merger, all outstanding options to acquire Common Stock became fully vested and immediately exercisable. All such options (other than certain options held by certain executive officers and other members of senior management that were automatically converted into equity securities of the holding companies of the surviving corporation) not exercised prior to the Merger were converted into a right to receive, upon the exercise of the option and payment of the applicable exercise price, an amount of cash equal to $36.00 multiplied by each share of stock subject to the option. Any such option not so exercised was, immediately following such conversion, cancelled in exchange for an amount in cash (without interest), equal to the product of (1) the total number of shares of Common Stock subject to the option multiplied by (2) the excess of $36.00 over the exercise price per share of Common Stock under such option, less any applicable withholding taxes.

The Company will file a Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under the Securities Exchange Act of 1934, as amended.

Item 16. Exhibits

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented by the addition of the following exhibit thereto:

(a)(4)	Press Release of SunGard Data Systems Inc., dated August 11, 2005.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 11, 2005

SUNGARD DATA SYSTEMS INC.

By:	/s/ Michael J. Ruane
Name: Michael J. Ruane
Title: Senior Vice President – Finance and Chief Financial Officer

CRISTÓBAL CONDE

/s/ Cristóbal Conde

EXHIBIT INDEX

(a)(1)	Letter to Stockholders of SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(a)(2)	Notice of Annual Meeting of Stockholders of SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(a)(3)	Proxy Statement of SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(a)(4)	Press Release of SunGard Data Systems Inc., dated August 11, 2005.

(b)(1)	Debt Commitment Letter, dated March 27, 2005, between JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Citicorp North America, Inc., Citigroup Global Markets Inc., Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P. and Morgan Stanley Senior Funding, Inc. and Merger Co*

(c)(1)	Opinion of Credit Suisse First Boston LLC, dated March 27, 2005, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(c)(2)	Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated March 27, 2005*

(c)(3)	Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated March 22, 2005*

(c)(4)	Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated February 1, 2005*

(c)(5)	Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated December 14, 2004*

(c)(6)	Fairness Opinion of Lazard Fréres & Co. LLC, dated as of March 27, 2005, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(c)(7)	Valuation Materials prepared by Lazard Fréres & Co. LLC, dated as of March 27, 2005*

(c)(8)	Preliminary Valuation Materials prepared by Lazard Fréres & Co. LLC, dated as of March 21, 2005*

(d)(1)	Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp. and SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(d)(2)	Form of Management Agreement*

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D of the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(g)	None

*	Previously filed on April 12, 2005